VIA EDGAR

April 1, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Asia Timmons-Pierce

Re:	Comtech Telecommunications Corp./DE

Registration Statement on Form S-4

Initially filed March 2, 2020

File No. 333-236840

Comtech Telecommunications Corp. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-4 to become effective at 4:00 p.m. Eastern Time on Friday, April 3, 2020, or as soon thereafter as is practicable. The Registrant also hereby requests a copy of the written order verifying the effective date.

In connection with the foregoing request, the Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

COMTECH TELECOMMUNICATIONS CORP.

By:	/s/ Michael A. Bondi
Name:	Michael A. Bondi
Title:	Chief Financial Officer

Cc:	Fred Kornberg, Comtech Telecommunications Corp.
Michael D. Porcelain, Comtech Telecommunications Corp. Robert A. Cantone, Proskauer Rose LLP Michael E. Ellis, Proskauer Rose LLP Daniel L. Forman, Proskauer Rose LLP